Exhibit 99.1

YM BIOSCIENCES ANNOUNCES CONCLUSION OF PHASE I
DOSE-ESCALATION AND EXPANSION OF ONGOING CYT387
PHASE I/II CLINICAL STUDY

MISSISSAUGA, Canada - August 5, 2010 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM), announced the conclusion of dose-escalation in the Phase I portion of its Phase I/II clinical trial of CYT387 at Mayo Clinic in patients with myelofibrosis. In total, 21 patients were treated in Phase I, with no voluntary withdrawals reported.  CYT387 has shown significant activity in reducing spleen size and controlling constitutional symptoms in these patients. To date, 15 patients have been enrolled into the Phase II portion of the study. Given the favourable biological activity and safety data, the Company intends to expand the present program from 60 to 120 patients at up to six centers in the United States, Canada and Australia, subject to regulatory approval. Detailed safety and activity data for CYT387 are planned to be presented at the American Society of Hematology (ASH) meeting in Orlando, Florida in December this year.

Myelofibrosis is a chronic debilitating unmet medical need, in which a patient’s bone marrow is replaced by scar tissue and for which treatment options are limited or unsatisfactory due to both efficacy and safety concerns.

Dosing in the Phase I dose-escalation portion of the study commenced in November 2009.  In total, 21 patients were treated across five dosing levels (100, 150, 200, 300 and 400mg daily for up to nine months). Reversible, dose-limiting toxicities (DLTs) were observed in two patients at the 400mg dose-level, namely an asymptomatic Grade 3 amylase and lipase elevation and a Grade 3 headache with both patients subsequently resuming treatment with CYT387 at reduced doses.

The majority of patients experienced a rapid splenic response of a magnitude sufficient to encourage YM to increase the total number of 60 patients previously targeted to a maximum of 120 patients (subject to regulatory approval). This further expansion of the trial will allow exploration of the dose-dependency of the biological activity observed in the Phase I portion of the study. The expansion will also facilitate the collection of more safety and efficacy data at the two doses of interest (150 and 300mg) whilst also allowing detailed analysis of particular patient subsets.

Whereas the initial protocol measured spleen size reduction by palpation, MRI is proposed to be included in the expanded protocol to augment the clinical data set.

“We have continued to see very favorable biological activity data for CYT387, with disease-modifying effects comparable to other JAK2 inhibitors evident in my myelofibrosis patients, including significant spleen size reduction, improvement in constitutional symptoms and favorable hematological changes. The lack of patient withdrawal from the study is also testament to the tolerability and patient acceptability of this drug,” said Dr. Ayalew Tefferi, Professor of Hematology at Mayo Graduate School and Chair of the study.

“We continue to be compelled by the early observations of activity and tolerability for CYT387,” said Dr. Nick Glover, COO of YM BioSciences. “The Company remains on track to advance CYT387 towards an NDA-enabling study as early as 2011 and is reviewing opportunities for the compound in the numerous other indications in which evidence of activity has been shown with this family of molecules.”

“This important deployment of resources to the JAK inhibitor program requires that we evaluate the allocation of our existing capital,” said David Allan, Chairman and CEO, “As a consequence, we have decided to terminate further expenditures on the AeroLEF program at this time. We believe that CYT387 has the potential to be a competitive molecule across a spectrum of disorders, including indications in hematology, oncology and inflammatory diseases. As such, we are allocating our resources accordingly in order to maximize its preclinical and clinical development in the near term.”

About CYT387:
CYT387 is a potent inhibitor of the kinase enzymes JAK1 and JAK2, which have been implicated in a family of hematological conditions known as myeloproliferative neoplasms, including myelofibrosis. Typical myelofibrosis symptoms include an enlarged spleen, progressive anemia and poor overall survival.

•	Potent, oral JAK1/2 inhibitor
•	Excellent selectivity against a panel of over 150 structurally diverse protein kinases
•	Excellent preclinical safety profile
•	Direct preclinical comparison with other JAK2 inhibitors indicates that very few of the other compounds in development match the potency and selectivity of CYT387.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company. Together with the products from YM BioSciences Australia (formerly Cytopia Limited), the Company is currently developing four late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™; CYT387, a JAK 1/2 small molecule inhibitor; and CYT997, a potent, vascular disrupting agent (VDA). YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is importantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 9,000 patients reported as having been treated with nimotuzumab worldwide to date, Grade IV incidents of radiation dermatitis and incidents of severe rash have been only rarely observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM’s majority-owned, Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. The products discovered by YM’s recently acquired Australian subsidiary, YM BioSciences Australia, include the JAK 1/2 inhibitor CYT387 and the novel VDA molecule CYT997. Both were discovered internally at Cytopia based on research led by Dr. Andrew Wilks who identified the JAK 1/2 kinase enzymes. Both products are currently in clinical development.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that JAK 1/2 and the VDA molecule will generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com

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